Performance Trust Capital Partners, LLC

Financial Report
December 31, 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2023__ AND ENDING __12/31/2023__
                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Performance Trust Capital Partners, LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__500 West Madison Street, Suite 450__
                                            (No. and Street)

__Chicago__	__IL__	__60661__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Ryan Gazda__	__312-521-1111__	__rgazda@performancetrust.com__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__RSM US LLP__
    (Name – if individual, state last, first, and middle name)

__30 S Wacker Dr., Ste 3300__	__Chicago__	__IL__	__60606__
(Address)	(City)	(State)	(Zip Code)

__9/24/2003__	__49__
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Ryan Gazda_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Performance Trust Capital Partners, LLC_____, as of __12/31_____, 2 __023__, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

KATHRYN M BECKERT
Official Seal
Notary Public - State of Illinois
My Commission Expires Mar 31, 2025

Signature: _____

Title: _____
Chief Financial Officer

_Kathryn Beckert_____
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Contents



Report of Independent Registered Public Accounting Firm

Member of Performance Trust Capital Partners, LLC

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Performance Trust Capital Partners (the Company) as of December 31, 2023, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2005.

Chicago, Illinois
February 26, 2024

THE POWER OF BEING UNDERSTOOD
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1

Performance Trust Capital Partners, LLC

Statement of Financial Condition
December 31, 2023

Assets

Cash	$	6,927,546
Receivables from clearing brokers		32,677,041
Receivables from repo counterparties		957,000
Receivables from affiliates and employees		717,051
Securities owned, at fair value (includes pledged securities of $265,885,519)		448,114,003
Prepaid expenses		5,034,469
Other assets		16,982,593
Total assets	$	511,409,703

Liabilities and Member's Equity

Liabilities:		
Securities sold under agreements to repurchase	$	248,543,609
Accrued compensation and benefits		74,907,674
Accounts payable, accrued expenses and other liabilities		17,358,581
		340,809,864
Member's equity		170,599,839
Total liabilities and member's equity	$	511,409,703

See Notes to Financial Statements.

Performance Trust Capital Partners, LLC

Notes to Financial Statements

Note 1.   Nature of Business and Significant Accounting Policies

Organization and nature of business: Performance Trust Capital Partners, LLC (the Company), an Illinois limited liability company, was formed on October 6, 2006, and is a wholly owned subsidiary of PT Financial Companies LLC (the Parent and PTF). PTF is wholly owned by PT Financial Holdings, Inc. (PTFH). The Company was formed for the purpose of conducting business as an introducing broker-dealer and a registered investment advisor in fixed income securities. Its customers are comprised primarily of banks and other financial institutions located throughout the United States. The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer and registered investment advisor and is a member of the Financial Industry Regulatory Authority (FINRA) and the National Futures Association (NFA).

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of the Rule. The requirement of Paragraph (k)(2)(ii) provides that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer. The clearing broker-dealer, Pershing LLC (a subsidiary of The Bank of New York Mellon Corporation), carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer. The Company may obtain short-term financing by borrowing from its clearing broker against its principal inventory positions, subject to collateral maintenance requirements. The Company is also exempt from Rule 15c3-3 of the SEC because the Company's other business activities contemplated by Footnote 74 of the Securities and Exchange Commission's Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, providing technology or platform services and participating in distribution of securities (other than firm commitment underwritings) in accordance with paragraphs (a) or (b)(2) of Rule 15c2-4 and the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, carry accounts of or for customers or carry PAB accounts.

A summary of the Company's significant accounting policies are as follows:

The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of the financial condition.

Use of estimates: The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities and derivatives transactions: Securities and derivatives transactions and related revenues and expenses are recorded at fair value on a trade-date basis. Receivables and payables for securities or derivatives transactions that have not reached their contractual settlement date are recorded in receivables from clearing brokers on the statement of financial condition.

Performance Trust Capital Partners, LLC

Notes to Financial Statements

Note 1.   Nature of Business and Significant Accounting Policies (continued)

Contract assets and liabilities: Included within other assets on the statement of financial condition, the Company records accounts receivable from contracts with customers when a performance obligation has been satisfied and billed for, but amounts are still outstanding net of any allowances for credit losses. All contract receivables at December 31, 2022 were collected during the year ended December 31, 2023.

Gross accounts receivables from contracts with customers:

	12/31/2023	12/31/2022
Investment banking fees	$ 452,704	$ 110,525
Enterprise shape management fees	639,941	644,820
Other advisory services	864,907	717,995
Total accounts receivable (gross)	$ 1,957,552	$ 1,473,340

Allowance for credit losses:

	12/31/2023	12/31/2022
Investment banking fees	$ 22,500	$ -
Enterprise shape management fees	3,544	-
Other advisory services	339	-
Total allowance for credit losses	$ 26,383	$ -

The timing of contract revenue recognition may differ from the timing of payment by the Company's customers. The Company records a receivable when revenue is recognized prior to payment and the Company has an unconditional right to payment.

Deferred revenue: When payment precedes the provision of the related services, the Company records deferred revenue until the performance obligations are satisfied. Deferred revenue primarily relates to fees received relating to annual contracts for advisory services where the performance obligation has not yet been satisfied. Deferred revenue at December 31, 2023, and December 31, 2022, was approximately $0.5 million in both years and is included in the accounts payable, accrued expenses, and other liabilities on the statement of financial condition.

Performance Trust Capital Partners, LLC

Notes to Financial Statements

Note 1.   Nature of Business and Significant Accounting Policies (continued)

Measurement of credit losses on financial instruments: On January 1, 2020, the Company adopted Accounting Standards Update (ASU) 2016-13, Financial Instruments – Measurement of Credit Losses (Topic 326) on Financial Instruments. The standard requires the application of a current expected credit loss, or CECL, impairment model to financial assets measured at amortized cost, including accounts receivable and certain off-balance sheet credit exposures. The impairment model introduced by the new CECL standard is based on expected losses over the life of its financial assets and certain off-balance sheet exposures, rather than incurred losses. Expected losses can be evaluated based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company evaluated its financial assets under the CECL guidelines noting no material impact upon adoption. The Company noted the following:

- The Company's receivables from clearing broker balance, as shown in the statement of financial condition, includes amounts receivable from unsettled trades, including amounts related to futures used for hedging purposes, accrued interest receivable, purchased accrued interest and coupon and principal receivables. The Company's trades are cleared through its clearing broker and settled daily. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed to the Company for a very short period of time. The Company has no loss history as it relates to receivable balances from its clearing broker and deems its clearing broker to be in good financial standing. As such, no credit losses were taken on the Company's receivables from clearing broker balance.

- The Company's receivables from repo counterparties, as shown in the statement of financial condition, represent cash collateral held by the counterparties. The Company has established policies to monitor these cash collateral balances and sweep any excess cash collateral that exceeds a predetermined threshold back to the Company. The Company has no loss history as it relates to receivable balances from its repo counterparties and deems its repo counterparties to be in good financial standing. As such, no credit losses were taken on the Company's receivables from repo counterparties balance.

- The Company's receivables from affiliates and employees, as shown in the statement of financial condition, represent due from balances associated with expense sharing agreements between the Company and its affiliates and prepaid expenses the Company paid on behalf of employees. All affiliates share a common parent and are in good financial standing. Likewise, prepaid expenses on behalf of employees are redeemed at multiple points throughout the year from employee bonus or distribution payments. As such, no credit losses were taken on the Company's receivables from affiliates and employees balance.

- The Company's customer receivables, as reported in other assets in the statement of financial condition, represent contract receivables for various services provided by the Company. Customers of these services are generally banks and credit unions, who also buy bonds from the Company and are highly regulated. The Company's expected loss allowance methodology for these contract receivables is developed using historical collection experience, current and future economic and market conditions and a review of the current status of each customer's contract receivables. Due to the short-term nature of such receivables, and the fact that the Company's historical loss percentage over the past 32 months is under 1%, the estimated amount of accounts receivable that may not be collected is based on the aging of the accounts receivable balances and the financial condition of its customers. Balances are written off when determined to be uncollectible.

Performance Trust Capital Partners, LLC

Notes to Financial Statements

Note 1.   Nature of Business and Significant Accounting Policies (continued)

Resale and repurchase agreements: Transactions involving securities sold under agreements to repurchase (repurchase agreements or repos) are accounted for as collateralized financing transactions. Repos are carried at their contract value on the statement of financial condition. Cash collateral held by the counterparties is included in receivables from repo counterparties in the statement of financial condition. Securities pledged as repo collateral are included in securities owned, at fair value in the statement of financial condition. Accrued interest on such transactions is included in accounts payable, accrued expenses, and other liabilities in the statement of financial condition.

Stock based compensation: There are employees of the Company who received stock appreciation rights (SARs) from PTFH. In 2021, 75,000 SARs, with provisions to settle in cash at the end of each vesting term, were granted to employees of the Company across three tranches. The first tranche consisting of 37,500 SARs with a two-year term were paid in 2023 to recipients still employed on December 31, 2022. The second tranche consisted of 18,750 performance-based rights with a three-year term. The third tranche consisted of 18,750 performance-based SARs with a four-year term. The performance-based SARs vest in three- and four-years' time assuming the recipient is still an active employee and PTFH's actual earnings before interest, taxes, depreciation, and amortization (EBITDA) exceeds 105% of budgeted EBITDA. Recipients received SARs across all three tranches. In accordance with Accounting Standards Codification (ASC) 718, Compensation – Stock Compensation, the liability associated with the stock appreciation rights is remeasured each year-end.

PTFH releases ESOP shares directly to employees of the Company on an annual basis.

Income taxes: The Company is considered a pass-through entity for federal income taxation purposes and is therefore not subject to federal income tax, but the Company may be subject to certain state taxes. FASB guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. For the year ended December 31, 2023, management has determined that there are no material uncertain income tax positions. The Company files income tax returns in U.S. federal jurisdiction, and various states. The current and prior three tax years generally remain subject to examination by U.S. federal and most state tax authorities. The Company early adopted ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. In accordance with this ASU, the Company, as a disregarded entity, is not required to include, in their separate financial statements, amounts of current and deferred taxes.

Leases: The Company recognizes and measures its leases in accordance with FASB ASC 842- Leases. The Company is a lessee in several non-cancellable operating leases for office space in terms in excess of 12 months. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when terms of an existing contract are changed. The Company recognizes a lease liability and right of use asset at the commencement date of the lease for those leases with a lease term of greater than 12 months. The lease liability is initially and subsequently recognized based on the present value of its future lease payments using an average discount rate of 6.44%. The Company's discount rate represents the Company's incremental borrowing rate as the Company's implicit rates of its leases are not readily determinable. The right of use asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (present value of the remaining lease payments) and amortized monthly. Lease cost for lease payments is recognized on a straight-line basis over the lease term. The Company has elected not to recognize right of use assets and liabilities for short-term leases that have a lease term of 12 months or less at lease commencement.

Performance Trust Capital Partners, LLC

Notes to Financial Statements

Note 1. Nature of Business and Significant Accounting Policies (continued)

Recent accounting pronouncements: In November 2023, the FASB issued ASU No. 2023-07 ("ASU 2023-07"), Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023 on a retrospective basis. Early adoption is permitted. The Company is currently evaluating the impact of this accounting standard update on its consolidated financial statements and related disclosures.

Subsequent events: The Company has performed an evaluation of subsequent events for potential recognition and/or disclosure through the date these financial statements were issued.

Note 2.   Receivables from Clearing Brokers

Amounts receivable from clearing brokers at December 31, 2023, consist of the following:

Deposit with clearing broker	$	500,000
Receivable from clearing brokers (cash)		32,660,668
Open trade equity on futures contracts		(2,810,227)
Open trade equity on TBA contracts		(1,339,366)
Bond interest and principal payable		3,665,966
	$	32,677,041

The amount payable to the clearing broker relates to principal transactions and is collateralized by securities owned by the Company. The Company is required to maintain a $500,000 deposit with its clearing broker-dealer.

The amount of open trade equity on TBA contracts is presented above as a net balance.

Note 3.   Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1. Unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access at the measurement date.

Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and the fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3. Inputs that are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

Performance Trust Capital Partners, LLC

Notes to Financial Statements

Note 3.   Fair Value Measurements (continued)

The availability of observable inputs can vary for each financial instrument and is affected by a wide variety of factors, including, without limitation, the type of security, whether the security is a new issue, the liquidity of markets, and other characteristics particular to the security or instrument. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

The following describes the valuation techniques used by the Company to measure different financial instruments at fair value and includes the level within the fair value hierarchy in which the financial instrument is categorized. The inputs or methodology used for valuing financial instruments are not necessarily an indication of the risks associated with investing in those instruments.

Actively traded listed futures and TBA contracts are valued based on quoted market prices and are categorized in Level 1 of the fair value hierarchy. To the extent the inputs are observable and timely, mortgage-backed securities, asset-backed securities and state and municipal bonds would be categorized in Level 2 of the fair value hierarchy; otherwise, such securities would be categorized in Level 3. The fair values described herein are estimated using pricing models that discount the anticipated cash flows to present value assuming market discount rates of securities with similar characteristics. Such models use a variety of observable inputs, including but not limited to, prepayment speeds, estimated cash flows, spreads to the Treasury curve or other reference rates, underlying loans and collateral, credit rating, default rates, and loss severity rates.

The Company evaluates certificates of deposits held within its securities owned balance per the statement of financial condition at original plus accrued interest. The Company held no certificates of deposit as of December 31, 2023.

Performance Trust Capital Partners, LLC

Notes to Financial Statements

Note 3.   Fair Value Measurements (continued)

The following table presents the Company's fair value hierarchy for assets and liabilities measured at fair value on a recurring basis as of December 31, 2023:

	Total		Quoted Prices in Active Markets (Level 1)		Significant Other Observable Inputs (Level 2)
Receivables from clearing broker:					
Open trade equity on futures contracts	$ (2,810,227)	$	(2,810,227)	$	-
Open trade equity on TBA contracts	(1,339,366)		(1,339,366)		-
Total	$ (4,149,593)	$	(4,149,593)	$	-
Securities owned:					
Agency mortgage-backed securities	$ 404,003,634	$	-	$	404,003,634
State and municipal obligations	26,202,838		-		26,202,838
Non-agency mortgage-backed securities	51,561,725		-		51,561,725
Corporate securities	11,419,807		-		11,419,807
U.S. Treasury bonds	(45,074,001)		-		(45,074,001)
	$ 448,114,003	$	-	$	448,114,003

Substantially all of the Company's other assets and liabilities are also considered financial instruments, and are short-term or replaceable on demand. Therefore, their carrying amounts approximate their fair values.

The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy.

Note 4.   Securities Sold Under Agreements to Repurchase

The Company has entered into master repurchase agreements to finance the purchase of securities in its investment portfolio. Repurchase agreements involve the sale and simultaneous agreement to repurchase the transferred assets or similar assets in the future. The amount borrowed generally is equal to the fair value of the assets pledged less an agreed-upon discount, referred to as a "haircut." Repurchase agreements entered into by the Company are accounted for as financings and require the repurchase of the transferred securities at the close of each borrowing. The Company maintains the beneficial interest in the specific investments pledged during the term of the repurchase agreement and receives the related principal and interest payments.

In response to declines in fair value of pledged assets due to changes in market conditions or the publishing of monthly security paydown factors, lenders typically require the Company to fund cash margin accounts in order to re-establish the agreed-upon collateral requirements, referred to as margin calls. The borrowings bear interest at a variable market rate and have an open maturity date.

As of December 31, 2023, the fair value of securities posted as collateral under open repurchase agreements was approximately $266 million. Due to the short duration of securities sold under agreements to repurchase and the nature of collateral involved, the risks associated with these transactions are considered minimal.

Performance Trust Capital Partners, LLC

Notes to Financial Statements

Note 4.   Securities Sold Under Agreements to Repurchase (continued)

The following table provides a detail of the remaining contractual maturity of securities sold under agreements to repurchase as of December 31, 2023:

	Overnight and Continuous	Other	Total
Securities sold under agreements to repurchase:			
Agency mortgage-backed securities	$ 248,543,609	$ -	$ 248,543,609

Note 5.   Derivative Instruments

The Company uses derivative financial instruments to hedge market risk primarily due to exposure to fluctuations in interest rates in its securities inventory. The Company does not apply hedge accounting as defined by FASB as all financial instruments are marked to market with changes in fair values reflected in the statement of operations. These derivatives are recorded on the statement of financial condition in receivables from and payable to clearing broker(s). These financial instruments expose the Company to varying degrees of market and credit risk that may be in excess of the amounts recorded in the statement of financial condition.

As of December 31, 2023 the Company's derivative activities had the following impact on the statement of financial condition and statement of operations:

Statement of Financial Condition:		Fair Value		Notional Value
Type				
Receivables from clearing brokers:				
Interest rate futures contracts	$	(2,810,227)	$	283,400,000
Open trade equity on TBA contracts		(1,339,366)		230,752,951
Total	$	(4,149,593)	$	514,152,951

Mortgage-backed TBA securities are presented on a net basis. All other figures are presented gross and are not affected by offsetting.

Note 6.   Leases

The Company has obligations of a lease for office space with initial non-cancellable terms in excess of one year. The Company classifies these leases as operating leases. These operating leases may, or may not, contain renewal options. As the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term and associated payments under these renewals are excluded from lease payments. Some of the Company's operating leases for office space require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

Performance Trust Capital Partners, LLC

Notes to Financial Statements

Note 6.   Leases (continued)

The amounts reported in other assets and accounts payable, accrued expenses and other liabilities in the statement of financial condition as of December 31, 2023, were as follows:

Operating lease right of use asset:	$ 11,719,189
Operating lease liability:	$ 12,170,630

The Company's operating lease liability was calculated as follows:

Total undiscounted lease payments:	$ 17,698,427
Less imputed interest:	(5,527,798)
Total lease liability:	$ 12,170,630

The Company has entered into several operating leases that extend into periods beyond one year from the date of these financial statements. The future minimum lease commitments of lease liabilities under non-cancellable operating leases as of December 31, 2023, are as follows:

Year ending December 31:		
2024	$	1,670,969
2025		1,547,487
2026		1,769,681
2027		2,056,794
2028		1,956,244
Thereafter		8,697,251
	$	17,698,427

The Company leases certain office space from its Parent. The lease is for an initial eleven-year term expiring in 2035. These leases have been classified as an operating lease and are included in the data presented above.

Note 7.   Retirement Plans

The Company participates in a profit-sharing plan operated by the Parent for the benefit of substantially all employees of the Company.

Note 8.   Related-Party Transactions

The Company has a Services Agreement with the Parent dated January 1, 2012. Included in this agreement is the cost the Company pays to the Parent for the use of office space, furniture, and equipment. In accordance with the Services Agreement, the Company and the Parent will incur expenses on behalf of one another, creating an intercompany receivable or payable balance. As of December 31, 2023, there was no such balance.

As of December 31, 2023, the Company had a receivable due from affiliates with a balance of $284,593, which is included in receivables from affiliates and employees in the statement of financial condition. The Company also had a payable due to affiliates with a balance of $284,873, which is included in accounts payable, accrued expenses, and other liabilities.

From time to time, the Company may provide advances to its employees. On December 31, 2023, employees owed the Company $432,458, which is included in receivables from affiliates and employees in the statement of financial condition.

Performance Trust Capital Partners, LLC

Notes to Financial Statements

Note 9. Significant Risks and Concentrations of Risks

The Company is subject to various risks including concentrations of credit, liquidity, market, and off-balance sheet risk. The Company attempts to manage these risks on a dynamic basis.

In the event a counterparty does not fulfill its obligations the Company may be exposed to credit risk. The Company is engaged in trading with broker-dealers, banks, and other financial institutions as well as brokerage activities executed on a principal or riskless-principal basis with customers. Under the terms of its clearing agreement, the Company is required to ensure the proper settlement of counterparty transactions. Customer credit risk is partially mitigated by the use of delivery-versus-payment accounts through custodians. It is the Company's policy to review, as necessary, the credit worthiness of each counterparty with which it conducts business.

Because the Company does not clear its own securities and futures transactions, it has established accounts with a clearing broker-dealer and a futures commission merchant (collectively, the "clearing brokers") for this purpose. This can and often does result in a concentration of credit risk with these firms. However, such risk is mitigated by the obligation of each clearing broker-dealer and futures commission merchant to comply with rules and regulations of the SEC or Commodity Futures Trading Commission (CFTC), respectively. The Company attempts to manage this risk by periodically reviewing collateral requirements and removing excess funds above the minimum requirement.

Market risk arises due to fluctuations in interest rates that may result in changes in the values of financial instruments. The Company manages its exposure to market risk resulting from trading activities through the use of derivatives transactions to hedge exposure in securities inventory. The Company prepares portfolio composition reports for review by the Company's risk management function.

The Company maintains accounts with financial institutions which, at times, may exceed Federal Deposit Insurance Corporation insurance limits. The Company has not incurred any losses on these accounts in the past and does not expect any such losses in the future.

Note 10. Commitments and Contingent Liabilities

In the ordinary course of business, the Company may be subject to various litigation and arbitration matters. Although the effects of these matters cannot be determined, the Company's management believes that their ultimate outcome will not have a material effect on the Company's financial condition.

In the normal course of business, the Company acts as a principal in when-issued securities. Transactions relating to such commitments that were open as of December 31, 2023 and were subsequently settled had no material effect on the financial statements as of that date.

In August 2022, the Company entered into an updated debt financing agreement with a commercial bank. The agreement is for an unsecured, revolving line of credit, which was due to mature on August 24, 2024, for $40.0 million. In January 2023, the Company amended the agreement from a one-year credit period to a two-year credit period, extending the maturity date of the financing agreement to January 6, 2026. The line of credit bears interest at a variable market rate based on the Prime Rate minus 0.25%, with a minimum interest rate of 3.25%. The line of credit was approved by FINRA as good regulatory capital on January 10, 2023.

Note 11. Indemnifications

The Company has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain from the customer accounts introduced by the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these agreements and has not recorded a contingent liability in the financial statements for these indemnifications.

Performance Trust Capital Partners, LLC

Notes to Financial Statements

Note 11.   Indemnifications (continued)

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company assesses the risk of loss to be remote.

Note 12.   Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). On December 31, 2023, the Company had net capital of $161,575,337, which was $159,590,140 in excess of its required net capital of $1,985,197. The Company's ratio of aggregate indebtedness to net capital was 0.18 to 1.